

Mail Stop 3720

November 20, 2006

<u>**Via U.S. Mail and Fax (82 31 727 0949)**</u>
Mr. Haing Min Kwon
Chief Financial Officer
KT Corporation
206 Jungja-dong
Bundang-do
Gyunggi-do
463-711 Korea

> **RE: KT Corporation**
> **Form 20-F for the fiscal year ended December 31, 2005**
> **Filed June 26, 2006**
> **File No. 1-14926**

Dear Mr. Kwon:

We have reviewed your supplemental response letter dated August 10, 2006 as well as the above referenced filing and have the following comments. As such, all persons who are responsible for the adequacy and accuracy of the disclosure are urged to be certain that they have included all information required pursuant to the Securities Exchange Act of 1934. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

General

1.   We note the description of your software co-development activities with Samcholli General Corporation and the statement that you received a BIS license for your Gaesong activities. Please expand your qualitative materiality analysis to address whether you sought and received a BIS license for the software co-development activities with Samcholli. Similarly, expand your qualitative materiality analysis to address to the best of your knowledge and belief (1) whether the software activities involve technologies that could be used for military purposes, and (2) the extent to which the government of North Korea, or entities controlled by it, receive funds associated with these operations, including the Won 670 million you identify, and may use such funds in furtherance of

weapons programs. Please also provide us with an analysis of the applicability and potential impact on your North Korea-related operations of the sanctions set forth in United Nations Security Council Resolution 1718, adopted by the Security Council on October 14, 2006.

* * * *

As appropriate, please amend your Form 20-F and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact James Lopez, Special Counsel, at (202) 551-3536 if you have questions regarding the above comments. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director